November 3, 2023
VIA EDGAR AND ELECTRONIC TRANSMISSION
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Technology
100 F Street, N.E.
Washington, D.C. 20549
Attn: Megan Akst, Senior Staff Accountant; Christine Dietz, Senior Staff Accountant
Re:     PubMatic, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2022
Response dated October 11, 2023
File No. 001-39748
Dear Ms. Akst and Ms. Dietz:
PubMatic, Inc. (the “Company”) submits this letter in response to comment (the “Comment”) received from the staff of the United States Securities and Exchange Commission’s Division of Corporation Finance (the “Staff”) by electronic mail on October 23, 2023 with respect to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31.
Set forth below is the Company’s response to the Comment received. For your convenience, we have incorporated the Comment into this response letter in italics, and the Company’s response is set forth immediately below the Comment.
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Form 10-K for the Fiscal Year Ended December 31, 2022
Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 46
1.We note from your response to prior comment 1 that payments under the Vesting Agreements require continued employment with the company and are subject to forfeiture upon termination. Considering such arrangements require continued employment and the amounts will be paid in cash, it remains unclear how such charges are not a normal, recurring cash operating expenses. Accordingly, please remove these adjustments from your non-GAAP measures.
The Company acknowledges the Staff’s comment and confirms that it will remove this adjustment from its non-GAAP financial measures in future filings.
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If you have further questions or comments regarding, or requiring further information or clarification of, any of the responses provided in this letter, please do not hesitate to contact me at (415) 828-5713 or in my absence, Aman Singh at (212) 430-2767.

Sincerely,
/s/ Steve Pantelick
Steve Pantelick
Chief Financial Officer

Cc:    Andrew Woods, General Counsel
    PubMatic, Inc.
    Aman Singh
    Fenwick & West LLP